Cybin Announces the Development of a Scalable Psychedelic Facilitation Training Program, EMBARKCT

- EMBARK for Clinical Trials (“EMBARKCT”) being developed as a scalable model of psychedelic facilitation training to support future pivotal studies -
- American Medical Association (“AMA”)’s new CPT codes will support potential reimbursement of in-person monitoring and support provided during psychedelic treatment-
TORONTO, CANADA – July 12, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced that it has commenced the development of a streamlined, scalable version of its EMBARK Training Program, known as EMBARKCT. The EMBARK psychedelic facilitator training program was launched in October 2021 and provides facilitators the foundational training needed to provide skillful and ethical care to work with psychedelic therapeutics. EMBARKCT marks an evolution of EMBARK and has been specifically developed with the goal of increasing Cybin’s ability to effectively screen, qualify, train and certify facilitators to participate in future pivotal studies of its lead candidates, CYB003, a deuterated psilocybin analog for the potential treatment of major depressive disorder, and CYB004, a deuterated dimethyltryptamine (“DMT”) analog for the potential treatment of generalized anxiety disorder.
EMBARKCT is a streamlined training program designed for individuals with existing knowledge, skills and experience in psychedelic facilitation. The EMBARKCT training program will enable the Company to effectively screen, qualify, and train facilitators on a multi-site, international level, to provide support and in-person monitoring for study participants receiving the Company’s investigational therapeutics in larger pivotal trials. Furthermore, Cybin’s EMBARK Open Access (“EMBARK OA”), a free online training course for psychedelic facilitation, has laid the foundation for expanding access to training resources, and may serve as a bridge for facilitators to be enrolled in future EMBARK training programs and potentially participate in future Cybin-sponsored clinical trials.
“The evolution of the EMBARK Training Program to EMBARKCT enhances our capacity to deliver high quality, scalable facilitator training suitable for a multisite, global clinical trial. We are excited about enacting this streamlined training model as we advance our clinical-stage programs towards pivotal studies,” said Alex Kelman, Ph.D., Cybin’s Head of Therapies.

As the Company works towards scaling and accessibility for psychedelic facilitation, the Company recognizes the American Medical Association’s recently published language for new Current Procedural Terminology (“CPT”) III codes, 0820T, 0821T, and 0822T, for continuous in-person monitoring and intervention during psychedelic therapy administration. These CPT codes, which take effect January 1, 2024, establish a standardized way to identify a procedure and are intended to allow data to be collected to support broader use or a potential U.S. Food and Drug Administration (“FDA”) approval process.

“As we continue to enhance our EMBARK facilitator training programs for future pivotal studies of Cybin’s investigational psychedelic-based therapeutics, we are encouraged by the AMA’s new CPT codes, which provide a clearer path for reimbursement and open the door to potentially incorporating psychedelic therapies and support models into the broader healthcare system,” said Doug Drysdale, Chief Executive Officer of Cybin.

About EMBARK

EMBARK is a transdiagnostic, flexible model of psychedelic facilitation training developed by Cybin and was born out of a desire to build upon the successes and shortcomings of previous psychological support approaches to create a model that enables participants to receive maximum benefit. EMBARK provides six clinical domains (Existential-Spiritual, Mindfulness, Body Aware, Affective-Cognitive, Relational, and Keeping Momentum). EMBARK is built upon four care cornerstones: trauma-informed care, culturally competent care, ethically rigorous care, and collective care. The EMBARK Open Access platform is the first and only free widely available open online course that offers psychedelic facilitation training for healthcare professionals and people interested in offering psychological support.

To learn more about EMBARK, including information on EMBARK faculty and EMBARK OA, please visit embarkapproach.com.

To access EMBARK’s comprehensive approach to skillful and ethical facilitation training and to access the EMBARK OA training modules, enroll here.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches, and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding, the Company’s clinical study programs, including future pivotal studies of CYB003 and CYB004; enrollment in EMBARK training programs and the likelihood of participants to participate in future clinical trials; the anticipated impact of the introduction of new AMA CPT on treatment reimbursement and broader healthcare adoption; the anticipated and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the year ended March 31, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the

Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com